VIA EDGAR

October 22, 2013

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	WST Investment Trust File Nos. 333-189704 and 811-22858

Ladies and Gentlemen:

At the request of Vincent J. Di Stefano of the Division of Investment Management, this letter is being submitted on behalf of the WST Investment Trust (the “Trust”) to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Mr. Di Stefano on October 10, 2013 in connection with the review of the amendment to the registration statement on Form N-1A for the Trust relating to the new series, the WST Asset Manager – U.S. Equity Fund (the “Fund”), filed with the Commission on September 10, 2013 (the “Amendment”).  Set forth below is a summary of Mr. Di Stefano’s comments and the Trust’s responses thereto.

Principal Investment Strategies (p. 4)

1.          Comment:          Provide additional disclosure in the Principal Investment Strategies discussion regarding how investment decisions are made for the WST Asset Manager – US Equity Index (the “WST Index”).  Also disclose that the WST Index was created by Wilbanks, Smith & Thomas Asset Management, LLC (the “Advisor”).

Response:          The first paragraph in the Principal Investment Strategies discussion on pages 4 and 8 of the Fund’s prospectus (the “Prospectus”) has been revised and now reads as follows (new language is emphasized):

To achieve its investment objective, the Fund intends to make investments corresponding to those investments in the WST Asset Manager – US Equity Index (“WSTE Index”), which is a custom public index created and also managed by the Advisor.  The WSTE Index is published daily by Bloomberg under the symbol “WSTE” and is calculated by S&P Dow Jones Indices.  Both the Fund and the WSTE Index use the same proprietary quantitative model (the “Investment Model”) developed by the Advisor to make investment decisions and allocate investments among the various primary sectors of the S&P 500 Index (“Sector Investments”), fixed income securities (“Fixed Income Investments”) and gold related securities (“Gold Investments”).  The Investment Model is designed to allocate portfolio investments by evaluating asset class correlation, volatility, trends and momentum.  To implement this strategy, the Fund primarily invests in exchange traded funds (“ETFs”) or baskets of securities (i.e., groups of securities related by index or sector made available through certain brokers at a discount brokerage rate).

2.         Comment:           Provide additional disclosure about the underlying investments in the Fund’s “Gold Investments”.

Response:          The description of “Gold Investments” on pages 5 and 10 of the Prospectus has been revised and now reads as follows (new language is emphasized):

Gold Investments are generally in securities of companies (which may be ETFs) that buy and hold physical gold.  The Fund does not intend to hold gold directly.

Principal Risks (p. 5)

3.         Comment:           Provide additional disclosure about the layering of fees in the risk captioned “Risks Related to “Fund of Funds” Structure.”

Response:          The risk disclosure on page 5 of the Prospectus has been revised and now reads as follows (new language is emphasized):

Investments in ETFs and other pooled investments subject the Fund to paying its proportionate share of fees and expenses from those investments.  In other words, by investing in the Fund, you will indirectly bear fees and expenses charged by the underlying ETFs and investment companies in which the Fund invests in addition to the Fund’s direct fees and expenses.  In addition, under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund is subject to restrictions that may limit the amount of any particular ETF or other registered investment company that the Fund may own.

4.         Comment:           Add disclosure about risks related to investment concentration by the WST Index.

Response:          The following additional risk disclosure has been added on pages 7 and 13 of the Prospectus:

Concentration Risk: To the extent the WSTE Index is concentrated in a particular sector, the Fund will generally also be concentrated in that sector.  A fund that concentrates in a particular industry sector could experience greater volatility then funds investing in a broader range of industry sectors.

Management of the Fund (p. 7)

5.         Comment:          In the disclosure regarding Portfolio Managers on page 7, under the sub-heading “Length of Service to the Fund”, indicate the date on which each portfolio manager began his service.

Response:          The relevant disclosure now indicates that each Portfolio Manager’s service to the Fund began in October 2013.

Prior Performance (p. 13)

6.         Comment:          Ensure that disclosure of past performance information states it is presented “net of all actual fees and expenses”.

Response:          The Fund has complied with this request.

Portfolio Holdings and Disclosure Policy (p. 14)

7.         Comment:          Identify the Fund’s specific website in this section.

Response:          The requested disclosure has been added.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 919-420-1832.  Thank you for your consideration.

Sincerely,

/s/ Thomas W. Steed III

Thomas W. Steed III

cc:	Vincent J. Di Stefano
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549